Exhibit 23.1

Consent of Moss Adams LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 23, 2018, with respect to the consolidated statements of financial condition of Banner Corporation and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the Annual Report on Form 10-K of Banner Corporation for the year ended December 31, 2017.

/s/ Moss Adams LLP

Portland, Oregon
May 4, 2018